Exhibit 99.02

 INSPYR THERAPEUTICS

LEADERSHIP DEVELOPMENT

AND COMPENSATION COMMITTEE

CHARTER

Purpose

The basic purpose of the Leadership Development and Compensation Committee is to oversee Inspyr Therapeutics’s executive officer compensation programs. The Committee will provide this oversight through a process that supports Inspyr Therapeutics’s business objectives and incorporates sound corporate governance principles. The Committee will also broadly oversee matters relating to the attraction, motivation, development and retention of Inspyr Therapeutics’s officers, directors, employees and consultants.

To this end, the Committee shall (i) establish, oversee and administer Inspyr Therapeutics’s employee compensation policies and programs, (ii) review compensation and incentive programs and awards for Inspyr Therapeutics’s chief executive officer (CEO), (iii) review and approve compensation and incentive programs and awards for all other executive officers and employees of Inspyr Therapeutics, (iv) review and recommend compensation and incentive programs and awards for all non-employee members of Inspyr Therapeutics’s Board of Directors, (v) administer Inspyr Therapeutics’s equity compensation plans, and (vi) perform other tasks necessary to promote sound corporate governance principles related to leadership development and compensation at Inspyr Therapeutics.

Appointment, Membership and Organization

The members of the Committee will be appointed by the Board of Directors and will consist of at least two (2) independent members of the Board of Directors. Each member of the Committee will be “independent” in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) and the rules of The NASDAQ Stock Market, a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and at least two of the Committee members will qualify as “outside directors” under Section 162(m) of the Internal Revenue Code of 1986.

The Board of Directors may designate one of the Committee members as the Chair of this Committee. The Chairman of the Board of Directors, any member of the Committee or the Secretary of Inspyr Therapeutics may call meetings of the Committee. Each appointed Committee member will be subject to annual reconfirmation and may be removed by the Board of Directors at any time.

Responsibilities and Authority

The Leadership Development and Compensation Committee will have the following responsibilities and authority:

●	Review and approve Inspyr Therapeutics’s general compensation strategy.

●	Establish annual and long-term performance goals for Inspyr Therapeutics’s CEO and other executive officers.

●	Conduct and review with the Board of Directors an annual evaluation of the performance of the CEO and other executive officers of Inspyr Therapeutics.

●	Evaluate the competitiveness of the compensation of the CEO and the other executive officers.

●	Review and make recommendations to the Board of Directors regarding the salary, bonuses, equity awards, perquisites and other compensation and benefit plans for the CEO.

●	Review and approve all salaries, bonuses, equity awards, perquisites and other compensation and benefit plans for the other executive officers of Inspyr Therapeutics.

●	Review and approve the terms of any offer letters, employment agreements, termination agreements or arrangements, change-in-control agreements, indemnification agreements and other material agreements between Inspyr Therapeutics and its executive officers.

●	Act as the administering Committee for Inspyr Therapeutics’s stock and bonus plans and for any equity or cash compensation arrangements that may be adopted by Inspyr Therapeutics from time to time, with such authority and powers as are set forth in the respective instruments establishing such arrangements, including establishing performance metrics, determining bonus payouts and granting equity awards to employees and executive officers.

●	Provide oversight for Inspyr Therapeutics’s overall compensation plans and benefit programs, monitor trends in executive and overall compensation and make recommendations to the Board of Directors with respect to improvements to such plans and programs or the adoption of new plans and programs.

●	Review and recommend compensation programs as well as fees, bonuses and equity awards for non-employee members of the Board of Directors.

●	Review plans for the development, retention and succession of executive officers of Inspyr Therapeutics.

●	Review executive education and development programs.

●	Monitor total equity usage for compensation and establish appropriate equity dilution levels.

●	Report regularly to the Board of Directors on the Committee’s activities.

●	Review and discuss with management the annual Compensation Discussion and Analysis (CD&A) disclosure regarding named executive officer compensation and, based on this review and discussions, recommend including the CD&A disclosure in Inspyr Therapeutics’s annual public filings.

●	Prepare and approve the annual Leadership Development and Compensation Committee Report to be included in Inspyr Therapeutics’s annual public filings.

●	Perform a review, at least annually, of the performance of the Committee and its members and report to the Board of Directors on the results of this review. In addition, the Committee shall review and reassess periodically this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary or valuable.

●	The Committee can delegate any of its responsibilities to the extent allowed under applicable law.

●	The Committee has the power to investigate any matter brought to its attention, with full access to all Inspyr Therapeutics books, records, facilities and employees. The Committee also has the power to obtain advice, reports or opinions from internal or external counsel and expert advisors in order to help it perform its responsibilities.

Minutes and Meetings

The Committee will meet as often as it deems appropriate, but not less than twice annually to perform its duties and responsibilities under this Charter. The Committee will keep written minutes of its meetings.